

Mail Stop 3720

September 26, 2016

Angelo Marino
President
Earth Life Sciences Inc.
1324 Chemin de Chambly
Longueil, Quebec Canada J4J 3X3

> **Re: Earth Life Sciences Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed May 28, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-31444**

Dear Mr. Marino:

We issued comments on the above captioned filings. On July 11, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications